HUNTINGTON INSURANCE
ATTN: Vicky Dielman
37 W BROAD ST - 7TH FL
COLUMBUS, OH 43215

INSURED: CAPITOL SERIES TRUST

PRODUCT: **DFIBond**

POLICY NO: 82341176

TRANSACTION: ENDT

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust
Alta Quality Growth Fund [effective 12/19/2018]
Canterbury Portfolio Thermostat Fund
Fuller & Thaler Behavioral Small-Cap Equity Fund [formerly Fuller & Thaler Behavioral Core Equity Fund]
Fuller & Thaler Behavioral Micro-Cap Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Fuller & Thaler Behavioral Mid-Cap Value Fund [Investor Shares, Institutional Shares, R6 Shares]
Fuller & Thaler Behavioral Mid-Cap Value Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Cap Equity Fund [Investor Shares, Institutional Shares, R6 Shares
Fuller & Thaler Behavioral Small-Cap Equity Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Cap Growth Fund
 [Investor Shares, Institutional Shares, R6 Shares]
Fuller & Thaler Behavioral Small-Cap Growth Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Mid Core Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Fuller & Thaler Behavioral Unconstrained Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Hedeker Strategic Appreciation Fund
Meritage Growth Equity Fund
Meritage Value Equity Fund
Meritage Yield-Focus Equity Fund
Preserver Alternative Opportunities Fund
Reynders McVeigh Core Equity Fund [effective 12/7/2018]
Guardian   Dividend   Growth   Fund   [effective   5/1/2019]

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 3, 2019   By _____
                                                          Authorized Representative